SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-9


                Solicitation/Recommendation Statement Pursuant to
                       Section 14(d)(4) of the Securities
                              Exchange Act of 1934

                                 GIANT FOOD INC.
                            (Name of Subject Company)

                                 GIANT FOOD INC.
                      (Name of Person(s) Filing Statement)

               Class A Common Stock (Non-Voting), $1.00 par value
                         (Title of Class of Securities)

                                    374478105
                      (Cusip Number of Class of Securities)


                             David W. Rutstein, Esq.
                    Senior Vice President and General Counsel
                                 Giant Food Inc.
                                6300 Sheriff Road
                            Landover, Maryland 20785
                                 (301) 341-4100
                  (Name, address and telephone number of person
                 authorized to receive notice and communications
                  on behalf of the person(s) filing statement)

                                    Copy to:

                             Wayne K. Johnson, Esq.
               Jorden Burt Boros Cicchetti Berenson & Johnson LLP
                                 Suite 400 East
                       1025 Thomas Jefferson Street, N.W.
                             Washington, D.C. 20007
                                 (202) 965-8100

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         This  Amendment  No. 1 amends and  supplements  Items 4, 7 and 9 of the
Solicitation/Recommendation Statement on Schedule 14D-9 filed on May 29, 1998 (the "Schedule 14D-9") on behalf of Giant Food Inc., a Delaware corporation (the "Company"), relating to the tender offer by Koninklijke Ahold N.V., a public company with limited liability incorporated under the laws of The Netherlands with its corporate seat in Zaandam (Municipality Zanstaad) (the "Purchaser"), to purchase for cash all of the outstanding shares of the Company's Class A Common Stock (Non-Voting), par value $1.00 per share (the "Shares"), at a price of $43.50 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated May 19, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal and Notice of Guaranteed Delivery (which, as may be amended and supplemented from time to time, collectively constitute the "Offer"). The Offer is being made pursuant to a Stock Purchase Agreement, dated as of May 19, 1998, between the Purchaser and The 1224 Corporation, a Delaware corporation ("1224") (the "Stock Purchase Agreement"). All capitalized terms not defined herein are used as defined in the Schedule 14D-9.


ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

      Item 4(b) of the Schedule 14D-9 ("REASONS FOR RECOMMENDATION") is hereby amended by amending and restating such Item to read in its entirety as follows:

                  "(b) REASONS FOR RECOMMENDATION. In reaching its conclusion with respect to the Offer, the Board considered a number of factors.
         The members of the Board evaluated the factors in light of their knowledge of the business and operations of the Company and their business judgment. In view of the wide variety of factors considered in connection with its evaluation of the Offer, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination. The factors considered by the Board, each of which it believed supported its recommendation, included the following:

                  (i) The Board considered (1) the determination made by the Special Committee at its meeting on May 18, 1998 that the Offer is fair to and in the best interests of the Company and the holders of the Shares, (2) the recommendation of the Special Committee made to the Board at its meeting on May 28, 1998 that the Board recommend acceptance of the Offer by the holders of the Shares, and (3) that the Special Committee, in reaching such determination and making such recommendation, had the benefit of the financial advice of Wasserstein, including Wasserstein's written opinion, dated May 18, 1998, that as of that date and based upon the review and subject to the assumptions and limitations set forth therein, the consideration to be received by the holders of the Shares pursuant to the Offer is fair, from a financial point of view, to such holders, which opinion was confirmed by letter dated May 28, 1998 addressed to the Special Committee. Copies of the written opinion dated May 18, 1998 of Wasserstein, which sets forth the assumptions made, factors considered and scope of the review undertaken by Wasserstein, and the confirmation of such opinion dated May 28, 1998, are attached hereto as Annex B and Annex C, respectively. Holders of Shares are urged to read the full text of such opinion and confirmation.

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                  (ii) The Board  considered that the cash offer price of $43.50 per Share provided for in the Stock Purchase Agreement represented a premium of approximately 15% over $37.69, the reported closing price of Shares on the American Stock Exchange on May 18, 1998, the last trading day prior to the public announcement of the Stock Purchase Agreement and the Offer, and represents a significant premium over the historical trading prices for the Shares.

                  (iii) The Board considered, as had the Special Committee in making its determination and recommendation to the Board with respect to the Offer, that: (1) the market price for the Shares prior to the Offer reflected to a significant degree an anticipated takeover of the Company; (2) the sale of the Class AC Shares was conditioned upon the consummation of the Offer to purchase the Shares, with the same purchase price per share applicable to the Class AC Shares and the Shares; (3) the Company's capital structure tended to limit the attractiveness of the Company and the Shares to a strategic buyer because acquiring a greater than 50% voting interest in the Company and the ability to elect all of the directors of the Company would require the acquisition of the voting securities owned by the holder of the Class AC Shares and by the holder of the Class AL Shares; and (4) the Company's size tended to limit the number of potential financial buyers of the Company, and the Shares would not likely be attractive to such a buyer at a price per Share equal to or greater than the Offer Price.

                  (iv) The Board considered, as had the Special Committee in making its determination with respect to the Offer, the Company's business, prospects, financial condition, results of operations and current business strategy and the nature of the Company's industry position, and the Board considered its belief, as had the Special Committee its belief, that (1) competition in the Washington, D.C. and Baltimore metropolitan areas, where the majority of the Company's retail supermarkets are located, has increased considerably over the past several years as additional supermarket chains and alternative format competitors have entered the field; (2) the Company, in its stores in Pennsylvania, New Jersey and Delaware, is faced with intense competition from supermarket chains which are more established in those areas and the Company's operations in these states have not yet become profitable; (3) the Company's commitment to maintaining its current market share throughout its area of operations by offering aggressive promotions will put continuing pressure on profit margins and earnings; and (4)such circumstances make it advisable that the Company become part of and share the cost savings and efficiencies available to a larger organization such as the Purchaser.

                  (v) The Board considered, as had the Special Committee in making its determination and recommendation, the Purchaser's business reputation, its relationship with its existing United States subsidiaries and its good relationship with their management and employees, its ability to finance the acquisition, and its present expectation, as reflected in the Offer to Purchase and consistent with its past acquisition practices, that, initially following the purchase of the Class AC Shares and the Class AL Shares and the consummation of the Offer, the business and operations of the Company will continue as they are currently conducted without substantial change."



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ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

         Item 7(a) of the Schedule 14D-9 is hereby amended by adding a new sentence immediately prior to the last sentence of such Item 7(a)and by amending and restating in its entirety such last sentence, as follows:

         "The Company is discussing such proposal with the Purchaser. However, there can be no assurance that the Company and the Purchaser will agree to enter into such a merger agreement or that, following the consummation of the Offer and the acquisition of the Class AC and Class AL Shares by the Purchaser, the Purchaser will seek to cause such a merger to become effective or as to the timing of any such merger.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         The information contained in Item 9 of the Schedule 14D-9 is hereby amended by adding the following additional Exhibit:

Exhibit 13   --    Form of letter to participants in the Company's Automatic
                   Dividend Reinvestment Plan, dated June 4, 1998.




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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          GIANT FOOD INC.

                                          By: /s/ David W. Rutstein
                                            ----------------------------------
                                            David W. Rutstein
                                            Senior Vice President and General
                                             Counsel

Dated: June 10, 1998



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